December 24, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard International Equity Index Funds (the “Trust”)
File No. 33-32548
Post-Effective Amendment Number 103

Dear Mr. Parachkevov,

This letter responds to your comments provided on December 18, 2015, on the above referenced post-effective amendment. The comments apply to Vanguard European Stock Index Fund, Vanguard Pacific Stock Index Fund, and Vanguard Emerging Markets Stock Index Fund.

Comment 1:	Prospectus
Comment:	Please confirm that the subsequent post-effective amendment will include conforming content changes for all share classes offered by each Fund as this post-effective amendment only included Investor Shares and Admiral
Shares.

Response:	The updated prospectuses for the other share classes of each Fund will be included in a 485(b) filing prior to the effective date.

Comment 2:	Prospectus – Fund Summary
Comment:	Pursuant to Item 4 of Form N-1A, please consider including information about the spliced index in the narrative explanation accompanying the bar chart and table for each Fund.

Response:	In response to staff comments received in August 2010, the definition of the spliced index was removed from the Item 4 disclosure. In response to your comments, we will restore these descriptions as responsive to Item 4,
Instruction 2 (b) in the subsequent post-effective amendment.

Comment 3:	Prospectus – Vanguard Emerging Markets Stock Index Fund
Comment:	Please provide the rationale for using a transition index for the Fund rather than moving right to the new target benchmark.

Response:	As described in the initial notice and prospectus supplement, the Fund’s Board approved the use of a transition index in order to enable the Emerging Markets
Stock Index Fund’s advisor, The Vanguard Group, Inc., to make the necessary adjustments to portfolio holdings in a manner that minimizes impact to Fund shareholders. The transition index will gradually increase exposure to China A-
shares and small-capitalization equity securities while proportionately reducing exposure to other stocks based on their weightings in the new target index.

Comment 4:	Prospectus – More on the Fund
Comment:	Please confirm that the derivatives investments listed in this section are not part of the Funds’ principal investment strategies.

Response:	We have reviewed the disclosure and can confirm that derivatives investments are not part of the Funds’ principal investment strategies.

Comment 5:	SAI – China A-shares Risk
Comment:	Please confirm that you have considered the appropriate disclosure of the risks associated with the recent market events in China when trading was halted by numerous China A-shares issuers.

Response:	We considered the risks associated with the recent market events and determined that because this risk is generally heightened in other foreign markets, not only in China, it is appropriately disclosed in the description of
Foreign Securities. Additionally, given the percentage of China A-shares included in the new target benchmark (approximately 6% as of September 30,
2015) it was determined that this and other settlement risks unique to China A-
shares are appropriately disclosed in the statement of additional information.

Comment 6:	Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-8439 with any questions or comments regarding the above response. Thank you.

Sincerely,

Christyn L. Rossman
Associate Counsel
The Vanguard Group, Inc.